                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 24, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

     If you have sold or transferred all your ordinary shares in MERANT plc, please pass this document, together with the accompanying Form of Proxy to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

                                  [MERANT LOGO]

Dear Shareholder,                                                August 20, 1999

                             ANNUAL GENERAL MEETING

     The purpose of this letter is to explain the proposals set out below which will be considered at the Annual General Meeting of the Company to be held at 1 pm on Thursday, September 16, 1999 at The Vineyard at Stockcross, Newbury, Berkshire RG20 8JU U.K. The Notice of Meeting referred to in this letter is set out at the end of this letter.

ORDINARY BUSINESS

     The ordinary business of the Meeting is set out in resolutions 1 to 6. The Directors' Report and audited financial statements are being posted to members with this letter. Biographies of the Directors being proposed for re-election are set out on page 4 of the Directors' Report. Ernst & Young have advised that they are willing to continue in office as auditors for a further year.

SPECIAL BUSINESS

     The special business of the Meeting is set out in resolutions 7 to 12. As special business your directors are proposing the appointment of Barry X. Lynn as a director, amendments to the Company's 1998 Share Option Plan, the adoption of the Company's 1999 Employee Share Purchase Plan, renewals of the directors' limited authority to issue shares, the Company's limited authority to purchase its own shares and the amendment of the Company's Articles of Association.

     Mr. Lynn is 48 and a U.S. citizen. He recently founded an information technology consulting company, Be eXcel Inc., focused on providing internet-based software products and services. From 1983 to 1999, Mr. Lynn spent more than half of his 28-year career with Wells Fargo & Company, a large financial services provider. Mr. Lynn held several senior management positions at Wells Fargo, including President of Wells Fargo Technology Services; Chief Information Officer; and President of Wells Fargo Securities.

AMENDMENTS TO THE COMPANY'S 1998 SHARE OPTION PLAN (RESOLUTION 8)

     In the United States most high-technology companies, like the Company grant options to non-executive directors and your directors have found it persistently difficult to attract suitable non-executive directors without being able to offer them options over shares in the Company. The Company's 1998 Share Option Plan ("the 1998 Plan") enables options to be granted to non-executive directors, but your directors wish to seek your approval for automatic option grants to non-executive directors. To avoid conflict of interest and to follow U.S. practice, options for non-executive directors will be non-discretionary and the options granted shall be in respect of 20,000 shares for the Chairman and 10,000 shares for each other non-executive director annually. Such options will be exercisable immediately. The directors would no longer retain authority to provide for discretionary grants to non-executives in addition to the annual automatic grants.

MERANT plc, Registered office The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, U.K. Registered in England No. 1709998

     Annual grants would be made on the business day after the Annual General Meeting each year, or if this does not fall within 42 days after announcement of results then as soon as practicable during that period. Should a non-executive director be newly appointed within the 90 days following the Annual General Meeting, the annual grant will be made on the date of appointment, or if this does not fall within 42 days after announcement of results then as soon as practicable during that period. Apart from this limitation, all the other rules and restrictions under the 1998 Plan as currently drawn would apply to the participating non-executive directors. In particular no additional shares will be made available for the 1998 Plan.

ADOPTION OF THE COMPANY'S 1999 EMPLOYEE SHARE PURCHASE PLAN (RESOLUTION 9)

     The Board strongly believes the adoption of an Employee Share Purchase Plan ("the Plan") encourages employees to become shareholders and helps align employees' interests with those of the shareholders. The Board also believes it must offer competitive benefits to attract and retain key employees. A large percentage of the employees in the Company are based in the U.S. and your directors recognise the need to maintain share incentives in a form which are normal and tax efficient in the U.S. As a result your directors wish to adopt an Employee Share Purchase Plan designed to qualify as an employee stock purchase plan under Section 423 of the U.S. Internal Revenue Code of 1986. This Plan would be intended for all employees. Although this Plan would be tax efficient in the U.S. and many other areas where the Company operates, changes in recent years in the U.K. may make this Plan less attractive to U.K. employees.

     Shares will not be issued for use with this Plan but shares will be acquired normally through the Company's Employee Benefit Trust.

     A summary of the principal terms of the Plan is set out in Appendix I.

AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS (RESOLUTION 10)

     Under the U.K. Companies Act 1985, the directors of the Company may only allot unissued shares if authorised to do so by the Articles of Association or by the shareholders in general meeting. Authority to issue the Company's unissued share capital was granted at the Extraordinary General Meeting held on September 23, 1998 for a period of 5 years. The directors' authority to allot shares for cash other than in proportion to shareholdings was also granted at the Extraordinary General Meeting on September 23, 1998 and expires at this Annual General Meeting.

     Your directors are now seeking to renew, until the next Annual General Meeting, their authority to allot shares for cash other than in proportion to shareholdings. In the case of allotments other than for rights or similar issues, the authority is limited to shares representing 5% of the issued ordinary share capital at August 1, 1999 which amounts to a total of 7,204,399 shares. This authority is not required under the U.K. Companies Act 1985 for grants of options over shares pursuant to an employees' share scheme, as defined in such Act.

AUTHORITY TO BUY OWN SHARES (RESOLUTION 11)

     Your directors are seeking authority to make market purchases by the Company of a proportion of its ordinary shares, subject to the limits referred to below. The directors wish to take the authority, which will apply to up to 14,408,798 ordinary shares, representing 10% of the issued ordinary share capital at August 1, 1999. There is no intention at present to use the authority, but the directors consider it advantageous for the Company to be in a position to make such purchases, if appropriate. Purchases will only be made where they are, in the opinion of the directors, in the interests of the Company and where they should result in an improvement in earnings per share for the remaining shareholders.

     The price paid for shares would not be less than the nominal value of 2 pence per share nor more than 5% above the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days preceding the day on which the shares are purchased.

AMENDMENTS TO ARTICLES OF ASSOCIATION (RESOLUTION 12)

     Your directors wish to make certain amendments to the Company's Articles of Association, adopted in 1996, to reflect changes in best practice. A summary of the amendments is set out in Appendix II.

ACTIONS TO BE TAKEN

     A form of proxy for use at the Annual General Meeting is enclosed. Your directors invite you to complete and return the form to the Company's Registrars as soon as possible. Return of a form of proxy will not prevent you from attending and voting in person at the meeting if you so wish.

     Your directors are of the opinion that these proposals are in the best interests of both the Company and its shareholders. Accordingly, they recommend you to vote in favour of the resolutions, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

/s/ J Michael Gullard

J Michael Gullard
Chairman

                                   APPENDIX I

 SUMMARY OF THE PRINCIPAL TERMS OF THE PROPOSED MERANT PLC 1999 EMPLOYEE SHARE
                                 PURCHASE PLAN

INTRODUCTION

     The MERANT plc 1999 Employee Share Purchase Plan ("the 1999 Plan" or "the Plan") is intended to qualify as an employee stock purchase plan under Section 423 of the U.S. Internal Revenue Code of 1986. An aggregate of up to 1,000,000 shares will be made available under the 1999 Plan. The shares available under the 1999 Plan shall be increased annually, beginning January 1, 2001, by an amount equal to 1% of the outstanding shares on the last day of the immediately preceding calendar year. Shares will not be issued for use with the 1999 Plan, but will be acquired normally through the Company's Employee Benefit Trust. Pursuant to the 1999 Plan, participants will be granted an option to acquire shares at a discount on the last day of recurring six month offering periods during which the employee makes salary deductions between 2% and 10% of their base salary and commissions.

ELIGIBILITY

     Any employee of the Company or its subsidiaries shall be eligible to participate in the Plan except:

     (1) those not so employed on the 1st of the month immediately before any Offering Period; or

     (2)  those employed for less than 30 hours per week; or

     (3)  those customarily employed for less than five months each year; or

     (4) those who hold shares or options over shares giving them 5% or more of the voting power or value of all shares in the Company or any of its subsidiaries.

METHOD OF PARTICIPATION

     An eligible employee may participate by completing and delivering an enrolment form on which the employee elects to allow deductions from his or her salary for the purpose of purchasing shares under the 1999 Plan. Only employees may purchase shares under the 1999 Plan and withdrawal occurs automatically on termination of employment for any reason. An employee may elect to withdraw by serving timely notice before the end of an Offering Period.

OFFERING PERIODS

     The Offering Periods shall be of six months' duration.

SHARES

     The 1999 Plan will not involve subscription for shares but instead will make use of shares already in issue. Normally these shares will be provided using the Company's Employee Benefit Trust established in 1994 which will be funded for the purpose by the Company.

LEVEL OF PARTICIPATION

     Participants shall save (by deductions from salary retained by the Company without payment of interest) between 2% and 10% of their annual salary during the Offering Period (not exceeding statutory requirements in the U.S. Internal Revenue Code). The total sums deducted are used to acquire such number of shares as may be purchased with these sums deducted where the price per share is the lesser of 85% of the closing price of a share in the Company (a) for the dealing day preceding the start of the Offering Period or (b) the dealing day preceding the end of the Offering Period, whichever is the lower. In accordance with the U.S. Internal Revenue Code, all employees shall have the same rights and privileges.

CAPITAL CHANGES

     Adjustments will be made for any increase or decrease in the number of shares resulting from a consolidation or sub-division of shares or from a bonus or other capitalisation issue or any other increase or decrease in the number of Ordinary Shares without consideration.

AMENDMENTS

     The Board shall have the power to make amendments to the 1999 Plan provided that no amendment shall be made without the approval of the Company in general meeting except for minor amendments to benefit the administration of the Plan, alterations desirable or necessary to comply with the laws and regulations in the U.K. or the U.S., to obtain or maintain approval of the Plan from any government or any other regulatory or advisory body (without affecting the basic principles of the Plan), or for alterations to ensure and maintain treatment as an employee stock purchase plan under the U.S. Internal Revenue Code.

                                  APPENDIX II

               PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     Article 34 - The discretion of the Directors to refuse to register the transfer of a share which is not fully paid or of a share on which the Company has a lien may not, where the shares are admitted to the Official List, be exercised so as to prevent dealings in the shares of that class from taking place on an open and proper basis. At present the Directors' discretion is absolute.

     Article 92 - Directors shall offer themselves for re-election at least every three years. At present one-third of the Directors are required to offer themselves for re-election each year which does not necessarily mean offering themselves for re-election every 3 years.

     Article 99.2 - A director who has attained the age of 70 years shall be obliged to seek re-election at each annual general meeting. There is no such requirement at present.

     Article 101(g) - A director shall be obliged to vacate office if three-quarters of his co-directors so require by notice in writing served upon him. At present all co-directors need to agree.

     Article 120 - The power of the company in general meeting to suspend or relax the prohibition in the Articles on a director voting on a matter in which he is interested is to be deleted.

     Article 148 - The indemnity that may be given by the Company is to be limited to directors or other officers and the power to purchase and maintain directors' and officers' insurance is to be modified to limit it to past and present directors, officers or managers of the Company or any other group company. At present the indemnity and insurance can include auditors.

MERANT PLC
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the sixteenth Annual General Meeting of MERANT plc ("the Company") will be held at The Vineyard at Stockcross, Newbury, Berkshire RG20 8JU U.K. on Thursday, September 16, 1999 at 1 p.m for the following purposes:

ORDINARY BUSINESS

1.   ADOPTION OF FINANCIAL STATEMENTS

     To receive, consider and adopt the Directors' Report and audited financial statements for the period ended April 30, 1999.

2.   RE-ELECTION OF DIRECTOR

     To re-elect J Michael Gullard, who retires by rotation and is eligible for re-appointment, as a director.

3.   RE-APPOINTMENT OF DIRECTOR

     To re-appoint Michel Berty as a director.

4.   RE-APPOINTMENT OF DIRECTOR

     To re-appoint Kevin J Burns as a director.

5.   RE-APPOINTMENT OF DIRECTOR

     To re-appoint Gary Greenfield as a director.

6.   AUDITORS

     To re-appoint Ernst & Young as auditors to hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company and to authorise the directors to determine their remuneration.

SPECIAL BUSINESS

7.   APPOINTMENT OF DIRECTOR

     To appoint Barry X Lynn as a director.

To consider and, if thought fit, pass resolutions 8 to 12, of which resolutions 8 and 9 will be proposed as ordinary resolutions and resolutions 10 to 12 will be proposed as special resolutions.

8.   AMENDMENT OF 1998 SHARE OPTION PLAN

     That the amendments to the MERANT 1998 Share Option Plan (formerly the Micro Focus 1998 Share Option Plan) as set out in the printed document marked "A" produced to the Meeting and signed by the Chairman of the Meeting for the purpose of identification only, such amendments being described in a letter from the Company to its shareholders dated August 20, 1999 be and are hereby approved and the directors be and they are hereby authorised to amend such Plan accordingly and the directors be and they are hereby authorised to vote as directors in relation to any such amendment and to be counted in the quorum at any relevant board meeting notwithstanding they may be interested in the same.

9.   ADOPTION OF EMPLOYEE SHARE PURCHASE PLAN

     That the MERANT plc 1999 Employee Share Purchase Plan as set out in the printed document marked "B" produced to the Meeting and signed by the Chairman of the Meeting for the purpose of identification only, the principal terms of such Plan being summarised in Appendix I to a letter from the Company to its shareholders dated August 20, 1999 be and is hereby adopted.

10.  RENEWAL OF AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS

     That the directors be and are hereby empowered pursuant to section 95 of the U.K. Companies Act 1985 ("the Act") to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred on September 23, 1998 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

     (a) to the allotment of equity securities in connection with a rights issue or other issue of shares in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

     (b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of GBP 144,087.98 (representing 5% of the issued share capital of the Company as at August 1 1999) and further, that this power shall expire on the date of the next Annual General Meeting of the Company or, if earlier, 15 months after the date of passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

11.  AUTHORITY TO BUY OWN SHARES

     That in accordance with Section 166 of the Act, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 2 pence each in the share capital of the Company, provided that:

     (a) the maximum number of ordinary shares hereby authorised to be purchased is 14,408,798 (representing 10% of the issued share capital of the Company as at August 1, 1999);

     (b) the minimum price which may be paid for an ordinary share is 2 pence which amount shall be exclusive of expenses;

     (c) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days immediately preceding the date of purchase;

     (d) the authority hereby conferred shall expire on whichever is the earlier of the conclusion of the next Annual General Meeting of the Company after the date of passing of this resolution or, 18 months after the date of passing this resolution, unless such authority is renewed on or prior to such date; and

     (e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed or executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares pursuant to any such contract as if the authority hereby conferred had not expired.

12.  AMENDMENTS TO ARTICLES OF ASSOCIATION

     That the Articles of Association of the Company be amended as set out in the printed document marked "C" produced to the Meeting and signed by the Chairman of the Meeting for the purpose of identification, such amendments being described in Appendix II to a letter from the Company to its shareholders dated August 20, 1999.

By Order of the Board

/s/ Ken Sexton

Ken Sexton
Secretary

Registered Office:
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire RG14 1QN U.K.

August 20, 1999


Notes:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed Form of Proxy.

2. To be valid, the Form of Proxy and any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DB, not later than 1 p.m on September 15, 1999.

3. The Company pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on September 15, 1999 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on September 15, 1999 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4. The register of directors' interests and a memorandum of the principal terms of their service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company from August 20, 1999 until the date of the meeting, and at the meeting from fifteen minutes prior to its commencement until its conclusion.

5. A copy of the Articles of Association on which the detailed amendments are marked, the Company's 1998 Plan on which the detailed amendments are marked and the Company's 1999 Employee Share Purchase Plan can be inspected at the registered office of the Company and at the offices of Memery Crystal, 31 Southampton Row, London WC1B 5HT during normal business hours on any weekday (except Saturdays and public holidays) from the date of this notice until the conclusion of the Annual General Meeting and at the place of the Annual General Meeting for at least fifteen minutes prior to, and during the Meeting.

                                                            For Office Use Only
                                                       ------------------------
                                                               Number of Shares
                                                       ------------------------
                                                       ------------------------


                                   MERANT Plc
             FORM OF PROXY FOR ANNUAL GENERAL MEETING OF MERANT PLC
     AT THE VINEYARD AT STOCKCROSS, STOCKCROSS, NEWBURY, BERKSHIRE RG20 8JU
                       AT 1.00 P.M. ON 16 SEPTEMBER 1999

I/We __________________________________________________________________________
(Full name(s) in block capitals please)
_______________________________________________________________________________

of ____________________________________________________________________________

being a member/members of Merant plc hereby appoint the Chairman of the Meeting (SEE NOTE 2)
_______________________________________________________________________________

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at The Vineyard At Stockcross, Stockcross, Newbury, Berkshire RG20 8JU on 16 September 1999 and at any adjournment thereof.

Please indicate which way you wish your proxy to vote by inserting "X" in the appropriate space provided.

 --------------------------------------------------    ------ ----------
              ORDINARY BUSINESS                         FOR    AGAINST
 --------------------------------------------------    ------ ----------
 1.  TO adopt the financial statements
 --------------------------------------------------    ------ ----------
 2.  TO re-elect J Michael Gullard as a director
 --------------------------------------------------    ------ ----------
 3.  TO re-appoint Michel Berty as a director
 --------------------------------------------------    ------ ----------
 4.  TO re-appoint Kevin J Burns as a director
 --------------------------------------------------    ------ ----------
 5.  TO re-appoint Gary Greenfield as a director
 --------------------------------------------------    ------ ----------
 6.  TO re-appoint Ernst & Young as auditors
 --------------------------------------------------    ------ ----------


---------------------------------------------------     ------ ----------
               SPECIAL BUSINESS                          FOR    AGAINST
 --------------------------------------------------     ------ ----------
 7.  TO appoint Barry X Lynn as a director
 --------------------------------------------------     ------ ----------
 8.  TO approve amendments to the MERANT 1998 Share
     Option Plan
 --------------------------------------------------     ------ ----------
 9.  TO adopt the MERANT plc 1999 Employee Share
     Purchase Plan
 --------------------------------------------------     ------ ----------
 10. TO renew disapplication of pre-emptive rights
 --------------------------------------------------     ------ ----------
 11. TO confer authority on the Company to purchase
     its own shares
 --------------------------------------------------     ------ ----------
 12. TO approve amendments to the Company's
     Articles of Association
 --------------------------------------------------     ------ ----------


Unless otherwise instructed the proxy will at his/her discretion vote or abstain from voting as he/she thinks fit on any matter properly presented to the Meeting.

Signature _________________________________________________ Date __________ 1999


NOTES:

1. In the case of joint holdings only one holder need sign but the names of all joint holders should be given. The vote of the first named in the register of members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.

2. The words "the Chairman of the Meeting" may be struck out and the name(s) of some other person(s) substituted; all alterations should be initialled.

3. This form must be signed by the appointer or his attorney duly authorised in writing. A corporation must execute this form either under its Common Seal or under the hand of an officer duly authorised in writing.

4. To be valid, this form, duly completed together with any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 3UH at the address overleaf no later than 1 pm on 14 September 1999.

5. A member can appoint more than one person (who need not be a member) to act as his/her proxy. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

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_______________________
BUSINESS REPLY SERVICE
Licence No. BR 3006 1

                            LLOYDS TSB REGISTRARS
                            THE CAUSEWAY
                            WORTHING
                            WEST SUSSEX
                            BN99 3UH

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  August 25, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth A. Sexton
                                        Chief Financial Officer